                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Inhale Therapeutic Systems
                  -------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                       ----------------------------------
                         (Title of Class of Securities)


                                   457191104
                                   ----------
                                 (CUSIP Number)

                           TERENCE J. GALLAGHER, ESQ.
                                  Pfizer Inc.
                              235 East 42nd Street
                         New York, New York 10017-5755
                                 (212) 573-2323
                              -------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 24, 1996
                           -------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

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                                       2


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.457191104

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pfizer Inc.
     Tax I.D. 13-5315170

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
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                                       3

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     725,552

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     725,552

10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     725,552

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          Title of Class of Securities:  Common Stock, no par value
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                                       4

        Name and Address of Issuer's Principal Executive Offices:

        Inhale Therapeutic Systems
        1060 East Meadow Circle
        Palo Alto, California 94303

Item 2. Identity and Background.

        Name of Person Filing:  Pfizer Inc.
        State of Incorporation:  Delaware

        Principal Business: Manufacturer of pharmaceuticals and other health care products.

        Address of Principal Office:

        235 East 42nd Street
        New York, New York  10017

        For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of Pfizer Inc., reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

        Neither Pfizer Inc., nor to its best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

        The source of funds to buy the securities reported herein was working capital. Pfizer Inc. paid $5,000,000 on October 24, 1996 for 272,456 shares of the securities reported herein. These shares were in
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                                       5

          addition to 453,096 shares purchased for $5,000,000 on February 28, 1995.

          Both of these purchases were made pursuant to the Stock Purchase Agreement between the Issuer and Pfizer Inc., dated January 18, 1995, which is incorporated herein by reference to Exhibit I to this
          Schedule 13D. Under the Agreement, Pfizer is barred from either acquiring additional shares or selling any of the shares it currently holds until January 18, 2000, unless Pfizer Inc. obtains the Issuer's consent or in the event of a third party tender offer for 33% or more of the Issuer's outstanding stock. Under certain circumstances, a sale of the shares by Pfizer Inc. is subject to the Issuer's right of first refusal. Pfizer Inc. may request the registration of the shares by the Issuer beginning January 18, 2000, if the Issuer registers any of its Common Stock in connection with a public offering.

Item 4.   Purpose of Transaction:

          The reporting person has acquired these securities for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     As of October 24, 1996, Pfizer Inc. became the owner of a total of 725,552 shares of Common Stock and, as a result, holds approximately 6.1% of the outstanding Common Stock.

     (a) Except as set forth herein, neither Pfizer Inc. nor, to its best knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

     (b) Pfizer Inc. has the sole power to vote all of the Common Stock it beneficially owns.

     (c) Except as set forth herein, no transactions were effected in Common Stock during the past sixty (60) days by Pfizer Inc. nor, to the best of its knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).
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     (d)  Neither Pfizer Inc. nor, to its best knowledge, any of the persons named on Attachment A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by Pfizer Inc.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

          None except as referred to or described herein.

Item 7.   Material to be Filed as Exhibits:

Attachment A   Information concerning Executive Officers and Directors
               of Pfizer Inc.

Exhibit I Stock Purchase Agreement between the Issuer and Pfizer Inc., dated January 18, 1995 (incorporated by reference to Exhibit 4.9 of the Issuer's Form S-1, Registration No. 33-89502)


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATE:  November 4, 1996
                                    PFIZER INC.

                              By:  /s/ Eileen R. Walton
                                 --------------------------
                                 Name:  Eileen R. Walton
                                 Title:  Assistant Secretary
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  Attachment A


  Executive Officers and Directors of Pfizer Inc.
  -----------------------------------------------


     The names and titles of the executive officers and the names of the directors of Pfizer Inc. and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Pfizer Inc. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to Pfizer Inc. and each individual is a United States citizen.


  Executive Officers       Position; Principal Occupation
  ------------------       ------------------------------

  Brian W. Barrett         Vice President; President - Animal
                           Health Group

  M. Kenneth Bowler        Vice President, Federal Government
                           Relations

  C. L. Clemente           Senior Vice President, Corporate Affairs;
                           Secretary and Corporate Counsel

  Bruce R. Ellig           Vice President, Employee Resources

  Donald F. Farley         Vice President; President, Consumer  Health Care
                           Group

  George A. Forcier        Vice President, Quality Control

  P. Nigel Gray            Vice President; President-Hospital Products Group

  Gary N. Jortner          Vice President; Group Vice President - U.S.
                           Pharmaceuticals Group

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                                       8

  Karen L. Katen          Vice President; President - U.S. Pharmaceuticals Group

  J. Patrick Kelly        Vice President; Group Vice President Disease
                          Management - U.S.  Pharmaceuticals Group

  Alan G. Levin           Treasurer

  Henry A. McKinnell      Executive Vice President

  Brower A. Merriam       Vice President - Animal Health Policy

  Victor P. Micati        Vice President; Executive Vice President -
                          International Pharmaceuticals Group

  Paul S. Miller          Senior Vice President; General Counsel

  George M. Milne, Jr.    Vice President; President, Central Research

  Robert Neimeth          Executive Vice President; President, International
                          Pharmaceuticals Group

  John F. Niblack         Executive Vice President, Research & Development

  William J. Robison      Senior Vice President - Employee Resources

  Herbert V. Ryan         Controller

  Craig Saxton            Vice President; Executive Vice President, Central
                          Research

  David L. Shedlarz       Vice President - Finance, and Chief Financial Officer

  Mohand Sidi Said        Vice President; President, Asia/Africa/Middle East -
                          International Pharmaceuticals Group
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  William C. Steere, Jr.   Chairman of the Board and Chief
                           Executive Officer

  Frederick Telling        Vice President, Corporate Strategic
                           Planning and Policy


  Directors                Position; Principal Occupation
  ---------                ------------------------------

  Michael S. Brown         Paul J. Thomas Professor of
                            Genetics
                           University of Texas
                           Southwestern Medical Center
                           5323 Harry Hines Blvd.
                           Room L5-238
                           Dallas, TX 75235-9046
                           (public university)

  M. Anthony Burns         Chairman, President &  Chief
                            Executive Officer
                           Ryder System, Inc.
                           3600 Northwest 82nd Avenue
                           Miami, FL 33166
                           (provider of transportation and
                           logistics services)

  Grace J. Fippinger       Former Vice President, Secretary &
                            Treasurer
                           NYNEX Corporation
                           Pfizer Inc.
                           235 East 42nd Street
                           New York, NY 10017

  George B. Harvey         Chairman of the Board
                           Pitney Bowes
                           One Elmcroft Road
                           Stamford, CT 06926-0700
                           (provider of mailing and office
                           systems and management and
                           financial services)

  Constance J. Horner      Guest Scholar
                           The Brookings Institution

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                                       10

                           1775 Massachusetts Avenue, N.W.
                           Washington, DC 20036
                           (an organization devoted to
                           nonpartisan research, education and
                           publication in economics,
                           government and foreign policy and
                           the social sciences)

  Stanley O. Ikenberry     President Emeritus
                           University of Illinois
                           1007 West Nevada
                           Urbana, IL 61801

  Harry P. Kamen           Chairman, President & Chief
                            Executive Officer
                           Metropolitan Life Insurance Co.
                           One Madison Avenue
                           New York, NY 10010
                           (a life insurance company)

  Thomas G. Labrecque      Chairman & Chief
                            Operating Officer
                           The Chase Manhattan Corp.
                           270 Park Avenue, 8th Floor
                           New York, NY 10017
                           (a bank holding company)

  James T. Lynn            Senior Adviser - Lazard Freres & Co. LLC
                           30 Rockefeller Plaza, 61st Floor
                           New York, New York 10020
                           (investment bankers)

  Edmund T. Pratt Jr.      Chairman Emeritus
                           Pfizer Inc.
                           235 East 42nd Street
                           New York, NY 10017

  Felix G. Rohatyn         Managing Director - Lazard Freres & Co. LLC
                           30 Rockefeller Plaza
                           New York, NY 10020
                           (investment bankers)

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                                       11

  William C. Steere, Jr.     Listed above

  Jean-Paul Valles           Chairman of the Board & Chief
                              Executive Officer
                             Minerals Technologies, Inc.
                             405 Lexington Avenue
                             New York, NY 10174-1901
                             (a resource and technology-based
                             company that develops, produces and
                             markets specialty mineral, mineral-
                             based and synthetic mineral
                             products)